SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark one)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the year ended December 31, 2003

Or

[    ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                    to

Commission file number: 0-24947

UNITED COMMERCIAL BANK
SAVINGS PLUS PLAN

(Full title of the plan)

UCBH HOLDINGS, INC.

555 Montgomery Street
San Francisco, CA 94111

(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

REQUIRED INFORMATION
SIGNATURES
UNITED COMMERCIAL BANK SAVINGS PLUS PLAN FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
EXHIBIT INDEX
EXHIBIT 23.1
EXHIBIT 23.1

REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Part IV, Line 4i, Form 5500 - Schedule of Assets (Held at End of Year)

Note	-	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Exhibits filed with this Report:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the plan administrator of the United Commercial Bank Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 21, 2004	United Commercial Bank
Savings Plus Plan

	By:	/s/ Jonathan H. Downing Jonathan H. Downing Executive Vice President and Chief Financial Officer of UCBH Holdings, Inc. and Member, United Commercial Bank Savings Plus Plan Committee

United Commercial Bank
Savings Plus Plan
Financial Statements and
Supplemental Schedule
For the Year Ended December 31, 2003

United Commercial Bank Savings Plus Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2003

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-6
Supplemental Schedule
Schedule H, Part IV, Line 4i, Form 5500 - Schedule of Assets (Held at End of Year)	7

Note	-	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
United Commercial Bank Savings Plus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of United Commercial Bank Savings Plus Plan (the “Plan”) at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of asset (held end of year) (Schedule H, Part IV, Line 4i, Form 5500) is presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

San Francisco, California
June 21, 2004

United Commercial Bank Savings Plus Plan
Statements of Net Assets Available for Benefits
(modified cash basis)
December 31, 2003 and 2002

	2003	2002
Assets
Cash	$—	$—
Investments	32,062,491	14,028,889

Net assets available for benefits	$32,062,491	$14,028,889

See accompanying notes to financial statements.

United Commercial Bank Savings Plus Plan
Statement of Changes in Net Assets Available for Benefits
(modified cash basis)
For the Year Ended December 31, 2003

Additions
Additions to net assets attributed to
Net appreciation in fair value of investments	$5,083,422
Investment income	341,833

5,425,255

Contributions
Employee contributions	2,988,388
Employer contributions	899,725
Rollovers	186,817

Total additions	9,500,185

Deductions
Deduction from net assets attributed to
Distributions to participants	(780,480)

Net increase in net assets available for benefits	8,719,705
Transfer of net assets from merged plans	9,313,897
Net assets available for benefits, beginning of year	14,028,889

Net assets available for benefits, end of year	$32,062,491

See accompanying notes to financial statements.

United Commercial Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2003 and 2002

1.	Description of Plan

Organization and Plan Benefits

The United Commercial Bank Savings Plus Plan (the “Plan”) was established to provide eligible United Commercial Bank (“UCB”) employees an opportunity to participate in tax deferred savings in order to augment their retirement income. Further information regarding the Plan is available in the United Commercial Bank Savings Plus Plan document, amended and restated effective January 1, 1997 (the “Plan Document”), and in the related summary plan description.

Merged Plans

The Bank of Canton of California Profit Sharing Retirement Plan and the First Continental Bank Employee Savings Plan merged with and into the Plan effective January 1, 2003 and August 1, 2003, respectively, resulting in the transfer of net assets of $9,313,897 into the Plan. Effective January 1, 2003 and August 1, 2003, participants of these merged plans became eligible to participate in the Plan.

Plan Administration

The Plan is sponsored by United Commercial Bank and is administered by the United Commercial Bank Savings Plus Plan Committee. Wells Fargo Bank, N.A. is the trustee, custodian and record keeper.

Eligibility All employees of UCB who are twenty-one years of age or older and have completed three months of eligible service may elect to participate in the Plan.

Employee Contributions to the Plan

Contributions to the Plan are made from employee payroll deductions. Participating employees may contribute up to 15% of their annual compensation; however, such contributions cannot exceed the applicable Internal Revenue Code dollar limits. Effective during 2002, employees who are 50 years of age or older (or will turn 50 during the calendar year), are eligible to designate an additional pre-tax dollar amount in “catch-up contributions” to their 401(k) Plans. The total annual catch-up contribution may not exceed the IRS limit for the current year. The current catch-up provision is $2,000 and increases to $5,000 by 2006, adjusted for inflation thereafter. Participants may choose among the investment options described in Note 3.

Employer Contributions to the Plan

The Plan Document provides for employer contributions of 50 percent of employee contributions for employee participants, subject to a maximum annual company participation of $2,000 per employee. Employer contributions are limited by Internal Revenue Code dollar limits. The matching contribution vests ratably over the first five years of service.

Allocation of Forfeitures

If employee turnover results in forfeitures of non-vested employer contributions, such forfeitures are placed in the Wells Fargo Stable Return Fund. Such amounts may be used to pay administrative expenses, correct administrative errors, or reduce future employer contributions or as a discretionary matching contribution for existing participants. Total forfeitures at December 31, 2003 and 2002 amounted to $52,921 and $40,019, respectively.

United Commercial Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2003 and 2002

Vesting of Benefits

Participants are immediately vested in their contributions to the Plan plus earnings thereon. Employees vest in employer contributions based on their years of service, with incremental vesting of 20% for each of the first five years of service and 100% vesting for employees with five or more years of service.

Termination of the Plan

Should the Plan terminate at some future date, all affected participants will be 100% vested in their account balances. Such balances will be fully distributed to the participants.

Administrative Expenses Administrative expenses of the Plan are generally performed or paid for by UCB.

Participant Loans

Under the terms of the Plan, loans from participant accounts may be made to Plan participants subject to the terms and limitations set forth in the Plan document and the Internal Revenue Code. All loans are fully amortized and repaid in substantially level payroll deductions. The loans are secured by the vested portion of a participant’s account balance. The interest rate on all loans is fixed at the Bank of America Prime rate in existence at the time the loan is made.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained on a modified basis of cash receipts and disbursements. Accordingly, the accompanying financial statements do not include employee contributions receivable of approximately $91,890 and $76,152 and employer contributions receivable of approximately $11,653 and $8,325 at December 31, 2003 and 2002, respectively.

Investment Valuation and Income Recognition

All investments are carried at market value, which represents fair value, as reported and determined by Wells Fargo Bank, N.A. as of December 31, 2003 and 2002. In accordance with the Plan’s policy of carrying investments at market value, the change in the net unrealized appreciation or depreciation is included in the statement of changes in net assets available for benefits on an accrual basis. Net appreciation (depreciation) in the fair value of investments includes the realized gain or loss on sale of investments sold and unrealized gains/losses on investments held during the year determined on a revalued cost basis.

Use of Estimates

The preparation of financial statements on a modified basis of cash receipts and disbursements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

United Commercial Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2003 and 2002

3.	Investment Elections

Participants can direct contributions to any of 17 funds: eight mutual funds managed by Wells Fargo, two by AIM, one by Fidelity, one by Janus, one by Goldman Sachs and one by Federated as well as two collective funds managed by Wells Fargo, and one UCBH stock fund.

4.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets at December 31, 2003 and 2002:

	2003	2002
UCBH Holdings, Inc. - common stock fund*	$5,502,433	$1,710,734
Wells Fargo Collective Stable Return*	7,003,117	—
Federated Total Return Government Investment	2,457,138	—
Wells Fargo Stable Return EBT*	—	3,890,824
Wells Fargo S&P500 Index*	2,646,927	795,324
Wells Fargo Moderate Balanced*	—	829,914
Wells Fargo Growth Balanced*	2,863,605	1,981,837
Wells Fargo Strategic Growth Allocation*	2,159,162	1,752,218
Wells Fargo Diversified Equity*	2,647,408	1,858,035

*These investments above represent party-in-interest transactions with respect to the Plan.

5.	Tax Status of the Plan

UCB has received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan. The Plan administrator is of the opinion that the Plan continues to fulfill the requirements of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974 and that the trust, which forms a part of the Plan, is exempt from income tax. Accordingly, no provision has been made for federal or state income taxes.

United Commercial Bank Savings Plus Plan Schedule of Assets (Held at End of Year) December 31, 2003	EIN 94-3009408 Form 5500, Item 4i Schedule H, Part IV

Identity of issuer and	Current
description of investment	Value
Wells Fargo Collective Stable Return	$7,003,117
Federated Total Return Government	2,457,138
Wells Fargo Montgomery Total Return	97,719
AIM Basic Value	452,271
Wells Fargo S&P500 Index	2,646,927
Wells Fargo Large Cap Appreciation	1,229,929
Janus Adv Capital Appreciation	35,487
Goldman Sachs Mid Cap Val	798,929
AIM Mid Cap Equity	895,728
Wells Fargo Diversified Small Cap	428,750
Fidelity Advance Dividend International	741,520
Wells Fargo Strategic Income	430,751
Wells Fargo Moderate Balanced	1,271,442
Wells Fargo Growth Balanced	2,863,605
Wells Fargo Strategic Growth Allocated	2,159,162
Wells Fargo Diversified Equity	2,647,408
UCBH Holdings, Inc. – common stock [1]	5,502,433

31,662,315
Participant loans [2]	400,175

$32,062,491

All investments, except those managed by Fidelity, AIM, Janus, Goldman Sachs and Federated, represent a party-in-interest with respect to the Plan.

[1]	Includes $268,802 of uninvested proceeds placed in Wells Fargo Short-Term Investment Funds.

[2]	Participant loans have various maturities, are fully amortized, and are repaid by employee payroll deduction. At December 31, 2003, interest rates on outstanding loans ranged from 4.25% to 9.50%.

EXHIBIT INDEX

EXHIBIT 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM